UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                 ATS Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00211E104
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                  David Amster
                            CRT Capital Holdings LLC
                                262 Harbor Drive
                               Stamford, CT 06902
                                 (203) 569-6400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 William N. Dye
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                               September 12, 2007
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


---------------------------------                              -----------------
CUSIP No. 00211E104                                            Page 2 of 7 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C. Michael Vaughn
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO/PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,075,000 * (see Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,975,448 * (see Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                2,075,000 * (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,975,448 * (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,050,448 * (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.2% * (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC/IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A


---------------------------------                              -----------------
CUSIP No. 00211E104                                            Page 3 of 7 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Christopher Young
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 * (see Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,975,448 * (see Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0 * (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,975,448 * (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,975,448 * (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.1% * (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC/IN
----------- --------------------------------------------------------------------

     This Amendment No. 3 (this "Amendment No. 3") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 2007 on behalf of C. Michael Vaughn and J. Christopher Young (the "Original Schedule 13D", and as amended by Amendment No. 1 thereto filed on June 13, 2007 and Amendment No. 2 thereto filed September 13, 2007 and this Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 is being filed to report a change in beneficial ownership of more than one percent (1%) as a result of sales of common stock, par value $.0001 per share ("Common Stock"), of the Issuer by the Reporting Persons on September 12, 2007. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original
Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The 2,075,000 Warrants (as defined below) directly beneficially owned by C. Michael Vaughn as of September 12, 2007 were purchased with personal funds. Each Warrant to purchase shares of Common Stock of the Issuer (each "Warrant") is convertible into one share of Common Stock. The other shares of Common Stock, Warrants, and units ("Units", each consisting of one share of Common Stock and two Warrants), were purchased using the investment funds of CRT Capital Group LLC, a Connecticut limited liability company ("CRT Capital"), and Harbor Drive Special Situations Master Fund, Ltd. ("Harbor Drive Master Fund"). The amount of funds used to purchase the Common Stock, Warrants, and Units is described on Schedule A.

Item 5.        Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Pursuant to an investment agreement, Harbor Drive Asset Management LLC, an Illinois limited liability company ("Harbor Drive Management"), has the investment and voting power with respect to the securities held by Harbor Drive Master Fund. CRT Capital Holdings LLC, a Delaware limited liability company ("CRT Holdings"), owns all the equity interests in and is the sole managing member of Harbor Drive Management and CRT Capital. The Reporting Persons are the two managing members and share control of CRT Holdings and through it each of CRT Capital, Harbor Drive Management, and Harbor Drive Master Fund.

     At the close of business on September 12, 2007, with percentages calculated based upon the shares of Common Stock issued and outstanding as of August 7, 2007 as reported on the Issuer's Form 10-Q for the quarterly period ended June 30, 2007:

(i) C. Michael Vaughn
     (a)  Amount beneficially owned: -5,050,448-
          Percent of class: 23.2%
     (b)  Sole power to vote or direct the vote: -2,075,000-
          Shared power to vote or direct the vote: -2,975,448-
          Sole power to dispose or direct the disposition: -2,075,000-Shared power to dispose or direct the disposition: -2,975,448-

(ii) J. Christopher Young
     (a)  Amount beneficially owned: -2,975,448-
          Percent of class: 15.1%
     (b)  Sole power to vote or direct the vote: -0-
          Shared power to vote or direct the vote: -2,975,448-
          Sole power to dispose or direct the disposition: -0-
          Shared power to dispose or direct the disposition: -2,975,448-

     CRT Capital beneficially owned 1,362,948 shares of Common Stock, 643,000 Warrants, and 500 Units, Harbor Drive Management beneficially owned 100,000 shares of Common Stock and 868,000 Warrants and C. Michael Vaughn beneficially owned 2,075,000 Warrants as of September 12, 2007.

(c) See Schedule A for all transactions effected with respect to shares of Common Stock, Warrants and Units for September 5, 2007 through, and including, September 12, 2007.

(d) Not applicable

(e) Not applicable

* The cover pages represent the beneficial ownership of the Reporting Persons as of September 12, 2007.


                            [Signature page follows]

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2007


C. MICHAEL VAUGHN


/s/ C. Michael Vaughn
----------------------------------



J. CHRISTOPHER YOUNG


/s/ J. Christopher Young
----------------------------------

                                   Schedule A
                                   ----------

------------- -------------- ----------- ----------------- ---------------------
     Date      Transaction      Volume     Type of Share     Price Per Unit ($)
------------- -------------- ----------- ----------------- ---------------------
   9/5/2007        Buy           5,000       Warrant*                0.35
------------- -------------- ----------- ----------------- ---------------------
   9/5/2007        Buy             500     Common Stock              3.59
------------- -------------- ----------- ----------------- ---------------------
   9/6/2007        Buy           5,500     Common Stock              3.50
------------- -------------- ----------- ----------------- ---------------------
   9/12/2007      Sell         505,000     Common Stock              3.45
------------- -------------- ----------- ----------------- ---------------------

------------- -------------- ----------- ----------------- ---------------------

------------- -------------- ----------- ----------------- ---------------------
* Warrants to purchase shares of common stock at an exercise price of $5.00 per share.